Via Facsimile and U.S. Mail
Mail Stop 6010

September 24, 2008

Darren Parmenter
Senior Vice President and Chief Accounting Officer
(Principal Financial Officer)
Hilltop Holdings Inc.
200 Crescent Court, Suite 1330
Dallas, TX 75201

**Re:   Hilltop Holdings Inc.**
      **Form 10-K for the Fiscal Year Ended December 31, 2007**
      **Form 10-Q for the Quarterly Period Ended June 30, 2008**
      **File Number:  001-31987**

Dear Mr. Parmenter:

       We have reviewed your filings and have the following comments.  In our comments, we ask you to provide us with information to better understand your disclosures.  Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it.  If you do not believe that revised disclosure is necessary, explain the reason in your response.  After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

**Form 10-K for the Fiscal Year Ended December 31, 2007**

Loss Development, pages 13-14

1.     We understand that you have presented the predecessor entity ten year table under statutory accounting practices.  Please clarify in your disclosure whether ASIC's statutory reserves are included in the statutory reserves presented in NLIC's statutory ten year table. Provide in your disclosure a reconciliation explaining and quantifying the reasons for the differences between the statutory reserves as of

December 31, 2007 (for ASIC and NLIC) and your total GAAP reserves of
$18,091,000 as of December 31, 2007.  In addition, please revise your disclosure
to include a ten year table presented in accordance with GAAP as required by
Industry Guide 6 or disclose why it is impracticable to do so.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 50

Critical Accounting Policies and Estimates, page 52

2.      We believe your disclosure in the Critical Accounting Estimates section of
        MD&A regarding the estimation of the reserve for loss and loss adjustment
        expenses could be improved to better explain the judgments and uncertainties
        surrounding this estimate and the potential impact on your financial statements.
        We believe in order to meet the principal objectives of MD&A this disclosure
        should enable the investor to understand 1) management's method for establishing
        the estimate; 2) whether and if so to what extent and why management has
        adjusted their assumptions used to determine the estimate from the assumptions
        used in the immediately preceding period and 3) the potential variability in the
        most recent estimate and the impact this variability may have on reported results,
        financial condition and liquidity.  Please keep these points in mind in providing us
        your responses to comments listed below.  Please provide us, the following
        information for each material line of business and also consider providing any
        additional information, in disclosure-type format, to achieve this objective.

        a.  Please disclose the amount of the reserve for loss and loss adjustment
            expenses.

        b.  Please describe the methods you used to determine your reserve for loss
            and loss adjustment expense.  Please ensure this description:

            1.  Explains how the methods you use for your short-tail business
                differ from the methods you use for your long-tail business.
            2.  Identifies the unique development characteristics of each material
                short-tail and long-tail line of business
            3.  Describes the method you use to calculate the IBNR reserve for
                each material line of business.  For example, we understand that
                some companies may calculate this reserve by estimating the
                ultimate unpaid liability first and then reducing that amount by
                cumulative paid claims and by case reserves, but there may be
                other methods as well.
            4.  Describes the extent of your procedures for determining the
                reserve for loss and loss adjustment expense on both an annual and

interim reporting basis.

    c.  If management has adjusted the reserve for loss and loss adjustment expense to an amount different from that determined by your actuaries, quantify the adjustment. In addition, describe the method used by management to determine the adjustment and the extent to which that method differs from period to period, and identify and analyze the specific underlying reasons that explain why management believed the adjustment was necessary.

    d.  Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses.  In addition please disclose the following:

        1.  Quantify each of your key assumptions; and
        2.  Explicitly identify and discuss key assumptions as of December 31, 2007 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

    e.  In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

<u>Liquidity and Capital Resources, page 62</u>

3.     Please expand your discussion to include more explanation related to the decision to sell securities and to disclose what management's investment strategy is when certain economic conditions persist and the impact this will have on the investment portfolio.  Please include in this discussion the impact that these economic conditions may have on the results of operations, i.e. realized gains or losses and investment income, and liquidity, i.e. investment turnover and yields.

4.     Please disclose the amount of securities that are guaranteed by third parties along with the credit rating with and without the guarantee.  Also disclose any significant concentration in a guarantor both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

Item 15.  Exhibits and Financial Statement Schedules, page 102

5.      It appears that you have not filed as exhibits to your filing copies of the following
        agreements:

   - Employment Agreement with Darren Parmenter; and
   - Employment Agreement with C. Clifton Robinson.

        Please file these agreements as exhibits or, alternatively, please provide us with a
        supplemental analysis supporting your determination that you are not required to
        file as exhibits each of these agreements.

**Form 10-Q for the Period Ended June 30, 2008**

Management's Discussion and Analysis and Results of Operations, page 26

Results of Operations, page 31

6.      It appears you have had significant realized losses on your investments during the
        first two quarters of 2008.  Please revise your MD&A to provide a robust
        discussion of the circumstances giving rise to the losses.  For securities that you
        sold during the period at a loss, disclose:

   a. the amount of the loss recorded and the fair value at the sales date,
   b. facts and circumstances giving rise to the loss and the sale,
   c. the period of time that the security had been continuously in an unrealized loss
      position; and
   d. why that sale doesn't contradict your assertion regarding your ability and
      intent to hold securities with unrealized losses until they mature or recover in
      value, if and as applicable.

7.      Please tell us in detail why other-than temporary losses were not recorded in the
        year ended December 31, 2007 for the investments with realized losses in the six
        months ended June 30, 2008.

                                        * * * *

        Please provide us the information requested within 10 business days or tell us
when you will provide us with a response.  Please furnish a cover letter with your response
that keys your response to our comments.  Detailed cover letters greatly facilitate our
review.  Please furnish your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings includes all information required
under the Securities Exchange Act of 1934 and that they have provided all information

investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters.  Please contact Sebastian Gomez Abero, Staff Attorney, at (202) 551-3578 or John Krug, Staff Attorney, at (202) 551-3862 with any other questions.  In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,


Jim B. Rosenberg
Senior Assistant Chief
Accountant